KINETIC CONCEPTS, INC.
KCI USA, INC.
12930 West Interstate 10
San Antonio, Texas 78249

February 13, 2013
VIA FACSIMILE AND EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, D.C. 20549 FAX: (202) 772-9202

Attention:	Mr. Jay Ingram

Re:	Kinetic Concepts, Inc. and KCI USA, Inc. (the “Companies”) Registration Statement on Form S-4 (SEC File No. 333-184233) Originally Filed October 1, 2012
Ladies and Gentlemen:
The Companies hereby request acceleration of the effective date of their Registration Statement on Form S-4 with respect to themselves and the guarantors of the securities specified therein (SEC File No. 333-184233) to 2:00 p.m., Eastern time, on February 13, 2013 or as soon thereafter as possible.
The Companies hereby acknowledge their responsibilities under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. The Companies hereby further acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Companies may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Michael Kim or David A. Curtiss of Kirkland & Ellis LLP, counsel to the Companies, at (212) 446-4746 or (212) 446-5974, respectively, as soon as the Registration Statement has been declared effective.
Very truly yours,
KINETIC CONCEPTS, INC.

By: /s/ Teresa A. Johnson
Name: Teresa A. Johnson
Title: Vice President, Interim Chief Financial Officer

KCI USA, INC.

By: /s/ Teresa A. Johnson
Name: Teresa A. Johnson
Title: Vice President, Interim Chief Financial Officer